VAAS Professionals, LLC
An Accounting, Tax, Audit and Consulting Firm

REVIEWED FINANCIAL STATEMENTS

STARWALKWER INDUSTRIES, LLC

As of December 31, 2019 and 2020

Submitted by

VAAS Professionals, LLC
An Accounting, Tax, Audit and Consulting Firm

VAAS Professionals, LLC
An Accounting, Tax, Audit and Consulting Firm

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board of Directors
StarWalker Industries, LLC
120 Interstate North Pkwy, Ste 100
Atlanta, GA 30339

We have reviewed the accompanying financial statements of StarWalker Industries LLC, which comprise the balance sheets as of December 31, 2019 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of StarWalker Industries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

VAAS Professionals, LLC
An Accounting, Tax, Audit and Consulting Firm

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely yours,

Steve Julal

Steve Julal, MBA, CPA

April 21, 2021

StarWalker Industries, LLC

NOTES TO FINANCIAL STATEMENTS

December 31st, 2019 and 2020
(See Independent Accountants' Review Report)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements include the account of StarWalker Industries, LLC., a Delaware limited liability company established November 4, 2014.

The company purpose is to reduce the amount of plastic being dumped in landfills and to build a sustainable closed-loop bottled water recycling plant. SWI believes water should be bottled, consumed, and recycled in local communities. They have developed a system that manufactures, distributes, and recycles locally sourced bottled water cleanly and safely.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Subsequent events have been evaluated through April 19, 2021 and the date the financial statements were available to be issued.

A summary of the significant accounting policies of the company applied in the preparation of the accompanying financial statements follows.

1. Financial Statement Presentation

The company's financial statements are prepared in accordance with Financial Accounting Standards Board (FASB). FASB uses the basic accounting principles and guidelines as a basis for their own detailed and comprehensive set of accounting rules and standards.

2. Fixed Assets

Fixed Assets are stated at cost. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives by the straight-line method.

The components of fixed assets are as follows as of December 31st, 2019 and 2020.

Class of Asset	Estimated Useful Lives	2019	2020
Software	3	855.98	855.98
Furniture and Fixtures	5-7	1,755.00	1,755.00
		2,610.98	2,610.98
Less: Accumulated depreciation		(2,515.62)	(2,553.82)
		95.36	57.16

In accordance with FASB ASC 360, Property Plant and Equipment ASC (360) are carried at cost.

Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets.

3. Revenue Recognition

Revenue is recognized when performance obligations under the terms of the contracts with the customers are satisfied.

4. Cash and Cash equivalents

Cash and cash equivalents include cash on hand, cash balances and all highly liquid investments within a maturity of three months or less at the time of purchase. The Company maintains cash balances at three financial institutions. There are several accounts and the institution holding funds are insured by the Federal Deposit Insurance Corporation.

5. Tax Status

The company was incorporated in Delaware and initially filed as a limited liability company and elected S Corporation and pays taxes at the Individual federal and state tax level. The company changes its organization structure on March 16, 2021 to incorporation.

6. Fair Value Measurements

NOTE A – LONG TERM DEBT
Long term debt is on the balance sheet.

The components of long-term liabilities are as follows as of December 31st, 2019 and 2020.

Liabilities	Terms	2019	2020
EIDL Loan			20,000.00
Long Term Liabilities	3.75	0	20,000.00

The company received a loan from the Small Business Administration (SBA) for Twenty Thousands Dollars, the term of the loan is 3.75 percent and to be paid back over thirty years.

NOTE C – ORGANIZATION OPERATIONS
Through December 31, 2020, the business gross profit has seen steady growth in business.

Management, in an effort to improve operations, liquidity and the long-term viability of the company, has continue to streamline and implement changes to significantly grow the business. Management is currently developing strategic relationships to grow the business. These actions will allow the company to improve its liquidity and cash flow and ensure its long-term viability.

StarWalker Industries, LLC
Profit and Loss Statement
For the Year Ended December 31, 2019 and 2020

	Jan - Dec	
	2019	2020
INCOME	**278,956.60**	**235,383.17**
Cost of Goods Sold	**233,298.32**	**157,431.35**
Gross Profit	**45,658.28**	**77,951.82**
EXPENSES		
Advertising	**11,005.81**	**20,280.81**
Automobile Expenses	149.63	4.06
Bank Services	359.65	377.05
Bad Expenses	-	300.00
Business License and Permits	882.43	926.01
Computer and Internet expenses	5,623.46	1,393.41
Commissions	6,192.33	8,113.21
Depreciation	38.20	38.20
Dues and Subscription	3,421.00	2,575.31
Insurance	2,633.43	2,665.04
Interest Expenses	5,099.61	1,838.22
Meals and Entertainment	420.22	346.71
Office Supplies	144.46	3,437.65
Outside Services	22,226.21	22,432.50
Payroll Expenses	-	30,434.00
Postage and Delivery	2,731.97	5,384.23
Legal and Professional Fees	7,561.00	8,794.38
Printing and Reproduction	-	84.52
Rent	1,762.18	1,327.72
Taxes	-	30.00
Telephone	735.96	633.16
Travel	972.52	16.93
Parking	14.00	-
Utilities	-	40.00
Total Expenses	71,974.07	111,473.12
Net Income	**(26,315.79)**	**(33,521.30)**

VAAS Professionals, LLC
An Accounting, Tax, Audit and Consulting Firm

StarWalker Industries, LLC
Balance Sheet
As at December 31, 2019 and 2020

	Jan - Dec	
	2019	**2020**
ASSETS		
Current Assets		
Bank Account	-	5,617.19
Accounts Receivable	11,484.80	1,457.02
Inventory	21,568.20	60,390.71
Total Current Assets	**33,053.00**	**67,464.92**
FIXED ASSETS		
Furniture and Fittings	855.98	855.98
Software	1,755.00	1,755.00
Accumulated Depreciation	(2,515.62)	(2,553.82)
Total Fixed Assets	**95.36**	**57.16**
OTHER ASSETS		
Security Deposit	184.26	184.26
Total Other Assets	**279.62**	**241.42**
TOTAL ASSETS	**33,332.62**	**67,706.34**
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts Payable	26,819.68	10,645.40
Webbank	24,701.96	
David Walker	106,540.57	127,829.87
Law Office of David Walker		45,000.00
PPP		20,156.00
Intuit	2,674.04	5,000.00
Total Current Liabilities	**160,736.25**	**208,631.27**
LONG-TERM LIABILITIES		
Federal Loan - EIDL		20,000.00
Total Long-term loans	**-**	**20,000.00**
TOTAL LIABILITIES	**160,736.25**	**228,631.27**
EQUITY		
Opening Balance		
Members Contribution		
Members Equity	(101,087.84)	(127,403.63)
Net Income	(26,315.79)	(33,521.30)
Total Equity	**(127,403.63)**	**(160,924.93)**
TOTAL LIABILITIES AND EQUITY	**33,332.62**	**67,706.34**

VAAS Professionals, LLC
An Accounting, Tax, Audit and Consulting Firm

StarWalker Industries LLC
Statement of Cash Flows
January - December 2019 and 2020

	Jan - Dec	
	2019	**2020**
OPERATING ACTIVITIES		
Net Income	**(26,315.79)**	**(33,521.30)**
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	4,703.26	10,027.78
Inventory Asset	(5,871.80)	(38,822.51)
Depreciation	38.20	38.20
Accounts Payable	10,154.18	(16,174.28)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**9,023.84**	**(44,930.81)**
Net cash provided by operating activities	**(17,291.95)**	**(78,452.11)**
FINANCING ACTIVITIES		
ST Loans	(2,524.00)	43,913.30
Members Equity	13,190.60	-
PPP Loan	-	20,156.00
EIDL Loan	-	20,000.00
Net cash provided by financing activities	**10,666.60**	**84,069.30**
Net cash increase for period	**(6,625.35)**	**5,617.19**
Cash at beginning of period	**6,625.35**	**-**
Cash at end of period	**-**	**5,617.19**

VAAS Professionals, LLC
An Accounting, Tax, Audit and Consulting Firm

StarWalker Industries LLC
Stockholders' Equity
January - December 2019 and 2020

	Jan - Dec	
	2019	**2020**
Common Stock	-	-
Retained Earning	(127,403.63)	(160,924.93)
Accum other Comprehensive Income	-	
Less: Tresury Stock		
Total Stockholders Equity	(127,403.63)	(160,924.93)